Exhibit 99.1

Pactera Announces Fourth Quarter and Full Year 2013 Financial Results

Beijing, February 28, 2014 — Pactera Technology International Ltd. (Nasdaq: PACT) (“Pactera” or the “Company”), a global consulting and technology services provider strategically headquartered in China, today reported its unaudited financial results for the fourth quarter and full year 2013 ended December 31, 2013.

On November 9, 2012, HiSoft Technology International Limited (“HiSoft”) and VanceInfo Technologies Inc. (“VanceInfo”) announced the completion of merger of equals to form Pactera. HiSoft and VanceInfo’s financial results were consolidated into Pactera from the date of the completion of the merger.

Fourth Quarter and Full Year 2013 Financial and Operational Highlights

●	Net revenues for the fourth quarter of 2013 were $181.5 million.

●	Net revenues for the fourth quarter of 2013 represented an increase of 1.2% from the pro forma net revenues[1] of $179.3 million for the fourth quarter of 2012.

●	GAAP diluted net income per ADS for the fourth quarter of 2013 was $0.09. Non-GAAP diluted net income per ADS[2] for the fourth quarter of 2013 was $0.20.

●	Net revenues for the full year 2013 were $670.0 million.

●	Net revenues for the full year 2013 represented a decrease of 0.5% from the pro forma net revenues of $673.3 million for the full year 2012.

●	GAAP diluted net income per ADS for the full year 2013 was $0.09. Non-GAAP diluted net income per ADS for the full year 2013 was $0.64.

●	Total full-time employees as of December 31, 2013 were 22,068, including 19,971 billable professionals.

“The 2013 result is in line with our guidance, in both top line and bottom line,” said Mr. Tiak Koon Loh, Chief Executive Officer of Pactera.  “We see slow recovery in our top line growth despite the impact from our major telecom customer and adverse effect of Japanese currency depreciation.  Margin is improving over the last few quarters, with the impact from integration of merger of equals diminishing over time. While the privatization process keeps going on as per planned, we’ll remain focused on executing the right strategy to support quality growth and maintaining a high level of customer satisfaction.”

Fourth Quarter 2013 Financial Results

1 Pro forma net revenues of the Company for the fourth quarter and full year 2012 assume that the merger with VanceInfo occurred at the beginning of each such period. The pro forma financial information is provided for information purpose only and does not purport to present what the actual results of operations would have been had the transaction actually occurred at the beginning of each period indicated nor does it purport to present the actual results of operations for any future period or financial position for any future date. Please refer to the accompanying tables at the end of the earnings release.

2 Non-GAAP operating income, non-GAAP net income, non-GAAP basic and diluted net income per ADS and corresponding margins presented in this press release exclude share-based compensation expense, amortization of acquired intangible assets and land use right, merger-related transaction and integration costs, privatization-related costs, gain on disposal of VIE and change in fair value of contingent consideration payable for business acquisition and compensation expenses related to acquisition, impairment of assets held for sale. The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying section of “About Non-GAAP Financial Measures” and the accompanying tables of “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” and “Reconciliations of Forward-Looking Guidance for Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of the earnings release.

Net Revenues

Net revenues were $181.5 million for the fourth quarter of 2013, as compared to $142.2 million for the fourth quarter of 2012. Net revenues for the fourth quarter of 2013 represented an increase of 1.2% from the pro forma net revenues of $179.3 million for the fourth quarter of 2012. Excluding the company’s major telecom customer, net revenues for the fourth quarter of 2013 would have increased 9.5% from the pro forma net revenues for the fourth quarter of 2012.

Net Revenues by Service Line

Pactera has three service lines: Information Technology (“IT”) services, research and development (“R&D”) services and business process outsourcing (“BPO”). Pactera divides IT services into two categories: consulting and packaged solution (“CPS”) services and application development, testing and maintenance (“ADM”) services.

Net revenues from IT services were $117.7 million for the fourth quarter of 2013, which increased 10.8% from $106.2 million of pro forma net revenues for the corresponding period in 2012. The increase was primarily due to the increasing demand for and the expanded offerings by our CPS services.

Net revenues from R&D services were $60.5 million for the fourth quarter of 2013, compared to $68.9 million of the pro forma net revenues for the corresponding period in 2012. The decrease in net revenues from R&D services was mainly due to a decrease in the revenues derived from our major telecom customer. Excluding the company’s major telecom customer, net revenues from R&D services for the fourth quarter of 2013 would have increased approximately 10.3% from the pro forma net revenues from R&D services for the corresponding period in 2012.

Net Revenues by Service Line

	Three Months Ended December 31, 2013		Three Months Ended December 31, 2012
	($ in thousands, except percentages)
IT Services	117,679	64.8%	85,328	60.0%
CPS Services	48,010	26.4%	31,849	22.4%
ADM Services	69,669	38.4%	53,479	37.6%
R&D Services	60,518	33.3%	54,464	38.3%
BPO	3,333	1.9%	2,410	1.7%
Total Net Revenues	181,530	100.0%	142,202	100.0%

Pro forma Net Revenues by Service Line

(Please refer to the reconciliation table at the end of the earnings release)

	Three Months Ended December 31, 2013		Three Months Ended December 31, 2012		Year-over-Year % Change
		($ in thousands, except percentages)
IT Services	117,679	64.8%	106,170	59.2%	10.8%
CPS Services	48,010	26.4%	36,264	20.2%	32.4%
ADM Services	69,669	38.4%	69,906	39.0%	(0.3)%
R&D Services	60,518	33.3%	68,911	38.4%	(12.2)%
BPO	3,333	1.9%	4,263	2.4%	(21.8)%
Total Net Revenues	181,530	100.0%	179,344	100.0%	1.2%

Net Revenues by Geographic Markets

Based on the location of clients’ headquarters, net revenues from clients headquartered in the Greater China were $73.4 million or 40.5% of the net revenues for the fourth quarter of 2013, followed by 38.0% from the United States, 9.4% from Europe, 7.1% from Japan, and 5.0% from Asia South.

Net Revenues based on Location of Clients’ Headquarters

	Three Months Ended December 31, 2013		Three Months Ended December 31, 2012
	($ in thousands, except percentages)
Greater China	73,444	40.5%	53,848	37.9%
United States	68,953	38.0%	55,361	38.9%
Europe	17,006	9.4%	10,262	7.2%
Japan	13,040	7.1%	16,615	11.7%
Asia South	9,087	5.0%	6,116	4.3%
Total Net Revenues	181,530	100.0%	142,202	100.0%

Pro Forma Net Revenues based on Location of Clients’ Headquarters

(Please refer to the reconciliation table at the end of the earnings release)

	Three Months Ended December 31, 2013		Three Months Ended December 31, 2012		Year-over-Year % Change
	($ in thousands, except percentages)
Greater China	73,444	40.5%	71,989	40.1%	2.0%
United States	68,953	38.0%	67,264	37.5%	2.5%
Europe	17,006	9.4%	13,721	7.7%	23.9%
Japan	13,040	7.1%	18,611	10.4%	(29.9)%
Asia South	9,087	5.0%	7,759	4.3%	17.1%
Total Net Revenues	181,530	100.0%	179,344	100.0%	1.2%

Measuring Pactera’s net revenues based on the location of contract signing entity, Greater China accounted for 61.6% of net revenues in the fourth quarter of 2013, while the United States accounted for 19.0%, Asia South accounted for 10.5%, Japan accounted for 6.7%, and Europe accounted for 2.2%.

Net Revenues by Industry

Pactera classifies its clients into four industry segments: High Technology (“High Tech”), Banking, Financial Services and Insurance (“BFSI”), Manufacturing, and Other Industry Segments including Retail, Distribution, Travel and Transportation and Public Services (“Others”).

Net Revenues by Industry

	Three Months Ended December 31, 2013		Three Months Ended December 31, 2012
	($ in thousands, except percentages)
High Tech	96,255	53.0%	80,321	56.5%
BFSI	58,685	32.3%	39,894	28.1%
Manufacturing	21,928	12.1%	21,624	15.2%
Others	4,662	2.6%	363	0.2%
Total Net Revenues	181,530	100.0%	142,202	100.0%

Pro Forma Net Revenues by Industry

(Please refer to the reconciliation table at the end of the earnings release)

	Three Months Ended December 31, 2013		Three Months Ended December 31, 2012		Year-over-Year % Change
	($ in thousands, except percentages)
High Tech	96,255	53.0%	104,240	58.1%	(7.7)%
BFSI	58,685	32.3%	47,435	26.4%	23.7%
Manufacturing	21,928	12.1%	26,989	15.1%	(18.8)%
Others	4,662	2.6%	680	0.4%	585.6%
Total net revenues	181,530	100.0%	179,344	100.0%	1.2%

Largest Clients

Net revenues from Pactera’s top five and top ten clients accounted for 25.0% and 35.2% of net revenues, respectively, during the fourth quarter of 2013, compared to 32.2% and 41.2% respectively, on a pro forma basis for the corresponding period in 2012. As previously disclosed, we entered into several agreements, or Transfer Agreements, with ChinaSoft International Limited (SEHK: 354), or ChinaSoft, and its affiliates, under which we have sold and transferred certain of our outsourcing business with the Company’s major telecom client to ChinaSoft and its affiliates. The business transfer contemplated by the Transfer Agreements has been completed in the first quarter of 2014. The total number of our full-time employees as of December 31, 2013 was 22,068, excluding employees that worked for our major telecom client.

Gross Profit and Gross Margin

Gross profit was $58.4 million for the fourth quarter of 2013, compared to $47.6 million for the corresponding period in 2012. Gross margin was 32.2% for the fourth quarter of 2013.

Operating Expenses

Total operating expenses were $44.6 million for the fourth quarter of 2013 compared to $64.4 million for the corresponding period in 2012. Operating expenses in the fourth quarter of 2013 included $3.1 million of privatization-related costs.

Operating Income (Loss) and Operating Margin

Operating income for the fourth quarter of 2013 was $13.8 million, compared to an operating loss of $16.8 million for the corresponding period in 2012. Non-GAAP operating income for the fourth quarter in 2013 was $23.1 million, as compared to $16.1 million in the corresponding period in 2012.

Operating margin was 7.6% for the fourth quarter of 2013, compared to negative 11.8% for the same period in 2012. Non-GAAP operating margin was 12.7% for the fourth quarter of 2013.

Net Income (Loss) and Net Income (Loss) per ADS

Net income attributable to Pactera was $7.8 million for the fourth quarter of 2013, compared to a net loss of $14.5 million for the corresponding period in 2012. Non-GAAP net income was $17.1 million for the fourth quarter of 2013, compared to $16.4 million for the same period in 2012. Non-GAAP diluted net income per ADS was $0.20 in the fourth quarter of 2013, compared to $0.24 in the corresponding period of 2012.

Cash Flow and DSO

As of December 31, 2013, Pactera had cash and cash equivalents, restricted cash, term deposits and short-term investment totaling $191.3 million. Operating cash flow for the fourth quarter of 2013 was a net inflow of approximately $66.5 million. Days sales outstanding (“DSO”) was 128 days for this quarter and 134 days for the last 12 months on a pro forma basis.

Full year 2013 Financial Results

Net Revenues

Net revenues were $670.0 million for the full year ended December 31, 2013 as compared to $359.0 million for the full year ended December 31, 2012. Net revenues for the full year 2013 represented a decrease of 0.5% from the pro forma net revenues of $673.3 million for the full year 2012.

Net Revenues by Service Line

Net Revenues by Services Line

	Twelve Months Ended December 31, 2013		Twelve Months Ended December 31, 2012
	($ in thousands, except percentages)
IT Services	398,915	59.6%	212,448	59.2%
CPS Services	147,859	22.1%	79,605	22.1%
ADM Services	251,056	37.5%	132,843	37.1%
R&D Services	259,606	38.7%	144,173	40.2%
BPO	11,498	1.7%	2,410	0.6%
Total Net Revenues	670,019	100.0%	359,031	100.0%

Pro forma Net Revenues by Service Line

(Please refer to the reconciliation table at the end of the earnings release)

	Twelve Months Ended December 31, 2013		Twelve Months Ended December 31, 2012		Year-over-Year % Change
		($ in thousands, except percentages)
IT Services	398,915	59.6%	367,258	54.6%	8.6%
CPS Services	147,859	22.1%	118,209	17.6%	25.1%
ADM Services	251,056	37.5%	249,049	37.0%	0.8%
R&D Services	259,606	38.7%	291,790	43.3%	(11.0)%
BPO	11,498	1.7%	14,218	2.1%	(19.1)%
Total Net Revenues	670,019	100.0%	673,266	100.0%	(0.5)%

Net Revenues by Geographic Markets

Based on the location of clients’ headquarters, net revenues from clients headquartered in the United States were $263.1 million for the full year ended December 31, 2013, followed by $259.5 million from Greater China, $63.2 million from Europe, $50.7 million from Japan, and $33.6 million from Asia South.

Net Revenues based on Location of Clients’ Headquarters

	Twelve Months Ended December 31, 2013		Twelve Months Ended December 31, 2012
	($ in thousands, except percentages)
United States	263,059	39.3%	154,969	43.2%
Greater China	259,489	38.7%	104,222	29.0%
Europe	63,151	9.4%	24,375	6.8%
Japan	50,727	7.6%	58,010	16.2%
Asia South	33,593	5.0%	17,455	4.8%
Total Net Revenues	670,019	100.0%	359,031	100.0%

Pro Forma Net Revenues based on Location of Clients’ Headquarters

(Please refer to the reconciliation table at the end of the earnings release)

	Twelve Months Ended December 31, 2013		Twelve Months Ended December 31, 2012		Year-over-Year % Change
	($ in thousands, except percentages)
United States	263,059	39.3%	261,070	38.8%	0.8%
Greater China	259,489	38.7%	257,481	38.2%	0.8%
Europe	63,151	9.4%	56,728	8.4%	11.3%
Japan	50,727	7.6%	72,050	10.7%	(29.6)%
Asia South	33,593	5.0%	25,937	3.9%	29.5%
Total Net Revenues	670,019	100.0%	673,266	100.0%	(0.5)%

Measuring Pactera’s net revenues based on the location of contract signing entity, Greater China accounted for 60.0% of net revenues for the full year ended December 31, 2013, while the United States accounted for 20.2%, Asia South accounted for 10.4%, Japan accounted for 7.4%, and Europe accounted for 2.0%.

Net Revenues by Industry

Net Revenues by Industry

	Twelve Months Ended December 31, 2013		Twelve Months Ended December 31, 2012
	($ in thousands, except percentages)
High Tech	388,674	58.0%	194,465	54.2%
BFSI	181,732	27.1%	102,328	28.5%
Manufacturing	82,634	12.3%	49,909	13.9%
Others	16,979	2.6%	12,329	3.4%
Total Net Revenues	670,019	100.0%	359,031	100.0%

Pro Forma Net Revenues by Industry

(Please refer to the reconciliation table at the end of the earnings release)

	Twelve Months Ended December 31, 2013		Twelve Months Ended December 31, 2012		Year-over-Year % Change
	($ in thousands, except percentages)
High Tech	388,674	58.0%	411,513	61.1%	(5.6)%
BFSI	181,732	27.1%	157,592	23.4%	15.3%
Manufacturing	82,634	12.3%	84,601	12.6%	(2.3)%
Others	16,979	2.6%	19,560	2.9%	(13.2)%
Total net revenues	670,019	100.0%	673,266	100.0%	(0.5)%

Largest Clients

Net revenues from Pactera’s top five and top ten clients accounted for 29.5% and 39.1% of net revenues, respectively, during the year ended December 31, 2013, compared to 36.1% and 45.5% respectively, on a pro forma basis in 2012.

Gross Profit and Gross Margin

Gross profit was $193.5 million for the year ended December 31, 2013, compared to $124.4 million for the full year 2012. Gross margin was 28.9% during the year ended December 31, 2013.

Operating Expenses

Total operating expenses were $182.7 million for the year ended December 31, 2013 compared to $122.5 million for the full year 2012. Operating expenses for the full year ended December 31, 2013 included $7.0 million of merger and integration related costs, mainly including professional fees, severance costs, facilities and system integration expenses, and $7.4 million of privatization-related costs, mainly including professional fees.

Operating Income and Operating Margin

Operating income for the full year ended December 31, 2013 was $10.9 million, compared to an operating income of $2.0 million for the full year 2012. Non-GAAP operating income for the full year ended December 31, 2013 was $58.4 million, as compared to $46.4 million for the full year 2012.

Operating margin was 1.6% for the full year ended December 31, 2013, and non-GAAP operating margin was 8.7% for the full year ended December 31, 2013.

Net Income and Net Income per ADS

Net income was $7.8 million for the full year ended December 31, 2013, compared to net income $2.6 million for the full year 2012. Non-GAAP net income was $54.2 million for the full year ended December 31, 2013, compared to $45.0 million for the full year 2012. Non-GAAP diluted net income per ADS was $0.64 for the full year ended December 31, 2013, compared to $0.91 for the full year 2012.

Recent Development

Upon the unanimous recommendation of a special committee of the Company’s board of directors consisting of independent directors and the approval of the Company’s board of directors, on October 17, 2013, the Company announced that it entered into a definitive merger agreement (“Merger Agreement”) with a Consortium led by funds managed or advised by Blackstone (as defined below), including (i) Blackstone, (ii) certain members of the Company’s management comprising of Chris Chen, the Company’s non-executive chairman and Tiak Koon Loh, the Company’s chief executive officer and several other senior managers (the “Management”) and (iii) GGV Capital and its affiliates (“GGV”) (collectively, the “Buyer Consortium”).

The Merger Agreement provides that at the completion of the acquisition, the shareholders of the Company will receive US$7.30 per common share (a “Share”) or US$7.30 per American depositary share (an “ADS”) of the Company (the “Transaction”). The price per Share and per ADS represents a premium of 39% over the Company’s closing price of US$5.26 per ADS on May 17, 2013, the last trading day prior to the Company’s announcement on May 20, 2013 that it had received a “going private” proposal from a consortium led by Blackstone, and a premium of 35% to the volume-weighted average closing price of the ADSs during the 30 trading days prior to May 20, 2013.

If the Merger closes pursuant to the Merger Agreement, the Company will become a privately-held company and its ADSs would cease to be listed on the Nasdaq Global Select Market. The Transaction is subject to various closing conditions, including a condition that the Merger Agreement be approved by an affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at a meeting of the Company’s shareholders convened to consider the approval of the Merger Agreement and the Transaction.

The Company has prepared and filed with the U.S. Securities and Exchange Commission (the “SEC”) a transaction statement on Schedule 13E-3 and amendments thereto, which included a proxy statement of the Company. The Schedule 13E-3 and its amendments included a description of the Merger Agreement and contained other important information about the Transaction, the Company and other participants in the Transaction.

On January 30, 2014, the Company announced that it has called an extraordinary general meeting of shareholders, to be held at 10:00 a.m. (Beijing Time) on Thursday, March 6, 2014, at the Company's offices at Building C-4, No. 66 Xixiaokou Road, Haidian District, Beijing 100192, the People’s Republic of China, to consider and vote on, among other things, the proposal to authorize and approve the Merger Agreement, the plan of merger and the transactions contemplated thereby. Shareholders of record as of the close of business in the Cayman Islands on Wednesday, February 12, 2014 will be entitled to vote at the extraordinary general meeting.

Conference Call

The Company will host a corresponding conference call and live webcast to discuss the results at 8:00 PM Eastern Standard Time (EST) on Thursday, February 27, 2014 (9:00 AM Beijing/Hong Kong time, Friday, February 28, 2014). Please dial-in five minutes prior to the call to register and receive further instruction.

The dial-in details for the live conference call are as below:

- U.S. Toll Free Dial-in Number: +1.866.519.4004
- International Dial-in Number: +65.6723.9381
- Hong Kong Dial-in Number: +852.2475.0994
Passcode: 99091909

The conference call will be available live via webcast on the Investors section of Pactera’s website at http://ir.pactera.com . The archive replay will be available on Pactera’s website shortly after the call.

A dial-in replay of the conference call will be available until March 06, 2014:
- U.S. Toll Free Dial-in Number: +1.855.452.5696
- International Dial-in Number: + 61.2.8199.0299
Passcode: 99091909

About Pactera

Pactera Technology International Ltd. (NASDAQ: PACT), formed by a merger of equals between HiSoft Technology International Limited and VanceInfo Technologies Inc., is a global consulting and technology services provider strategically headquartered in China. Pactera provides world-class business / IT consulting, solutions, and outsourcing services to a wide range of leading multinational firms through a globally integrated network of onsite and offsite delivery locations in China, the United States, Europe, Australia, Japan, Singapore, Malaysia, Mauritius and Switzerland. Pactera's comprehensive services include business and technology advisory, enterprise application services, business intelligence, application development & maintenance, mobility, cloud computing, infrastructure management, software product engineering & globalization, and business process outsourcing.

For more information about Pactera, please visit www.pactera.com.

About Blackstone

The Blackstone Group L.P. (together with its affiliates, “Blackstone”) is one of the world's leading investment and advisory firms, with 25 offices around the world. Through its different investment businesses, as of December 31, 2013, Blackstone had total assets under management of approximately US$266 billion, including US$65.7 billion in private equity funds. Through December 31, 2013, Blackstone's private equity funds have invested approximately US$41 billion in 177 transactions in a variety of industries and geographies. Blackstone's private equity funds currently manage a global portfolio of investments in 72 companies, which in aggregate combine to represent over US$86 billion of revenues and over 595,000 employees. Our current global investment fund, Blackstone Capital Partners VI, is one of the largest private equity funds in the world with committed capital of US$16.2 billion.

Safe Harbor Statement

This news release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements, as well as the consideration of the going private proposal and the impact on the Company resulting from the success or failure of that proposal. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Pactera’s control, which may cause Pactera’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, the Company’s dependence on a limited number of clients for a significant portion of its revenues, uncertainty relating to its clients’ forming or plan to form joint venture with the Company’s competitors, the economic slowdown in its principal geographic markets, the quality and portfolio of its service lines and industry expertise, the availability of a large talent pool in China and inflation of qualified professionals’ wages, the PRC government's investment in infrastructure construction and adoption of various incentives in the IT service industry, the uncertainties as to how the Company's shareholders will vote at the meeting of shareholders, the possibility that competing offers will be made, the possibility that debt financing may not be available, the possibility that various closing conditions for the proposed going-private transaction may not be satisfied or waived, and other risks and uncertainties discussed in the Schedule 13E-3 transaction statement and the proxy statement filed by the Company.Further information regarding these and other risks, uncertainties or factors is included in Pactera’s filings with the U.S. Securities and Exchange Commission. All information provided in this news release is as of the date of this news release, and Pactera does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Pactera’s consolidated financial results presented in accordance with GAAP, Pactera uses the following measures defined as non-GAAP financial measures by the SEC: non-GAAP income from operations, non-GAAP net income and non-GAAP diluted EPS and related margins which exclude share-based compensation expense, amortization of acquired intangible assets and land use right, merger-related transaction and integration costs, privatization-related costs, gain on disposal of VIE, change in fair value of contingent consideration payable for business acquisition, compensation expenses related to acquisition and impairment of assets held for sale. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for or superior to the financial information prepared and presented in accordance with GAAP or as being comparable to results reported or forecasted by other companies. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP Financial Measures to Comparable GAAP Measures” and “Reconciliations of Forward-Looking Guidance for non-GAAP Financial Measures to Comparable GAAP Measures” set forth at the end of this earnings release.

Pactera believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. A limitation of using non-GAAP net income and non-GAAP diluted EPS is that these non-GAAP measures exclude the share-based compensation charges, amortization of acquired intangible assets and land use right, merger-related transaction and integration costs, privatization-related costs, gain on disposal of VIE and change in fair value of contingent consideration payable for business acquisition, compensation expenses related to acquisition and impairment of assets held for sale that have been and will continue to be, for the foreseeable future, a significant recurring expense in the business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures. The reconciliations of the forward-looking guidance for non-GAAP financial measures to the most directly comparable GAAP financial measures in the accompanying table include all information reasonably available to Pactera at the date of this earnings release.

PACTERA TECHNOLOGY INTERNATIONAL LTD.
Condensed Consolidated Balance Sheets (Unaudited)
(US dollars in thousands, except share data)

	December 31, 2013	December 31, 2012

ASSETS
Current Assets
Cash and cash equivalents	148,518	143,714
Restricted cash	1,067	6,112
Term deposits	41,724	58,485
Short-term investment	-	1,765
Accounts receivable, net	246,450	230,693
Assets held for sale	2,589	-
Other current assets	26,448	37,435
Total current assets	466,796	478,204

Property, plant and equipment, net	95,831	67,607
Goodwill and intangible assets, net	146,834	157,962
Other long-term assets	35,416	33,833
Total assets	744,877	737,606

LIABILITIES AND EQUITY
Current liabilities	180,151	163,152
Other liabilities	14,453	32,130
Total liabilities	194,604	195,282
Total shareholder’s equity	550,273	542,324
Total liabilities and equity	744,877	737,606

Note:
As of December 31,2013, there were 85,503,321 common shares (85,503,321 ADSs) issued and outstanding.
As of December 31,2012, there were 88,312,068 common shares (88,312,068 ADSs) issued and outstanding.

Effective on November 9, 2012, the Company adjusted the ratio of its ADSs to common shares that effectively resulted in a 1:1.3622 split for its ADSs. All number of shares and earnings per ADS figures in this announcement give effect to the forgoing ADS to share ratio change.

PACTERA TECHNOLOGY INTERNATIONAL LTD.
Condensed Consolidated Statements of Operations (Unaudited)
(US dollars in thousands, except for share, per share data)

	Three months ended December 31,		Year ended December 31,
	2013	2012	2013	2012

Net revenues	181,530	142,202	670,019	359,031
Cost of revenues	(123,126)	(94,589)	(476,496)	(234,602)
Gross profit	58,404	47,613	193,523	124,429

Operating expenses	(44,580)	(64,364)	(182,671)	(122,472)
Income (Loss) from operations	13,824	(16,751)	10,852	1,957

Other net income	1,065	709	2,196	3,597
Gain on disposal of variable interest entity	-	-	305	-
Exchange difference	177	(788)	(616)	(1,042)
Net income (loss) before income tax benefit (expenses)	15,066	(16,830)	12,737	4,512

Income tax (expenses) benefit	(7,228)	2,359	(4,968)	(1,210)
Income (loss) before earnings in equity method investment	7,838	(14,471)	7,769	3,302

Earnings in equity method investment	-	23	68	23
Income (Loss) after earning in equity method investment	7,838	(14,448)	7,837	3,325

Add: Net profit attributable to noncontrolling interest	-	(69)	-	(735)
Net income (loss) attributable to Pactera Technology International Ltd.	7,838	(14,517)	7,837	2,590

Net income (loss) per share
Basic	0.10	(0.22)	0.10	0.05
Diluted	0.09	(0.22)	0.09	0.05

Weighted average shares used in calculating net income per common share
Basic	81,777,592	66,234,854	81,942,795	47,547,307
Diluted	85,285,218	66,234,854	84,953,046	49,444,160

Net income (loss) per ADS
Basic	0.10	(0.22)	0.10	0.05
Diluted	0.09	(0.22)	0.09	0.05

Weighted average ADS used in calculating net income per ADS
Basic	81,777,592	66,234,854	81,942,795	47,547,307
Diluted	85,285,218	66,234,854	84,953,046	49,444,160

Effective on November 9, 2012, the Company adjusted the ratio of its ADSs to common shares that effectively resulted in a 1:1.3622 split for its ADSs. All number of shares and earnings per ADS figures in this announcement give effect to the forgoing ADS to share ratio change.

  PACTERA TECHNOLOGY INTERNATIONAL LTD.

  Condensed Consolidated Statements of Comprehensive Income (Unaudited)

  (US dollars in thousands)

	Three months ended December 31,		Year ended December 31,
	2013	2012	2013	2012
Net income (loss)	7,838	(14,448)	7,837	3,325
Other comprehensive income, net of tax:
Change in cumulative foreign exchange translation adjustment	2,462	946	5,846	2,460

Comprehensive income	10,300	(13,502)	13,683	5,785

Less: Comprehensive income attributable to noncontrolling interest	-	(69)	-	(742)
Comprehensive income attributable to Pactera Technology International Ltd.	10,300	(13,571)	13,683	5,043

  PACTERA TECHNOLOGY INTERNATIONAL LTD.

    Condensed Consolidated Statements of Cash flows (Unaudited)

    (In U.S. dollars in thousands)

	Three months ended December 31,		Year ended December 31,
	2013	2012	2013	2012
Cash flows from operating activities:
Net income (loss)	7,838	(14,448)	7,837	3,325
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Allowance for doubtful accounts	134	4,851	343	5,153
Loss on disposal of property, plant and equipment	293	155	4,788	103
Depreciation	3,550	2,709	13,670	6,850
Change in fair value of foreign-currency forward contract	29	43	(3)	18
Amortization of intangible assets	2,528	2,295	10,434	6,058
Amortization of land use right	128	71	509	71
Impairment of intangible asssets	-	5,515	-	5,515
Impairment of assets held for sale	266	-	266	-
Gain on disposal of VIE	-	-	(305)	-
Share-based compensation expenses	5,245	5,841	22,858	11,064
Changes in fair value of contingent consideration payable for M&A	(2,104)	(776)	(1,164)	(659)
Earnings in equity method investment	-	(23)	(68)	(23)
Changes in operating assets and liabilities:
Accounts receivable	25,979	10,523	(12,635)	(12,278)
Other current assets	(1,338)	757	(3,085)	(1,374)
Other assets	557	237	495	(697)
Accounts payable	657	(938)	2,742	(3,459)
Other liabilities	22,746	16,478	14,150	16,658
Net cash provided by operating activities	66,508	33,290	60,832	36,325

Cash flows from investing activities:
Term deposits	(10,582)	(7,232)	16,762	(1,908)
Short-term investment	16,340	(1,764)	1,765	(1,764)
Purchase of property, plant and equipment	(2,776)	(2,219)	(9,414)	(5,600)
Purchase of buliding	(3,323)	(9,126)	(18,298)	(15,633)
Restricted cash	258	(2,234)	5,048	(3,022)
Cash received from merger with VanceInfo	-	31,717	-	31,717
Deferred and contingent consideration paid for business acquisitions	(1,175)	(2,321)	(3,921)	(9,554)
Net cash (used in) provided by investing activities	(1,258)	6,821	(8,058)	(5,764)

Cash flows from financing activities:
Repayment of bank loan	-	(1)	-	(477)
Proceeds from issuance of common share under employee option plan	1,325	589	4,414	1,988
Deferred and contingent consideration paid for business acquisitions	(1,327)	-	(22,661)	(3,047)
Repurchase of common share	-		(30,000)
Net cash (used in) provided by financing activities	(2)	588	(48,247)	(1,536)

Effect of exchange rate changes	245	528	277	833

Net increase in cash and cash equivalents	65,493	41,227	4,804	29,858
Cash and cash equivalens at beginning of period	83,025	102,487	143,714	113,856

Cash and cash equivalents at end of period	148,518	143,714	148,518	143,714

  PACTERA TECHNOLOGY INTERNATIONAL LTD.

  Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

  (US dollars in thousands, except per share data and percentages)

	Three months ended December 31,		Year ended December 31,
	2013	2012	2013	2012

GAAP operating income (loss)	13,824	(16,751)	10,852	1,957
GAAP operating margin (loss)	7.6%	(11.8)%	1.6%	0.6%

Adjustments:
- Share-based compensation	5,245	5,841	22,858	11,064
- Amortization of acquired intangible assets	2,528	2,295	10,434	6,058
- Write-down of trademarks due to re-branding	-	5,515	-	5,515
- Change in fair value of contingent consideration payable for M&A	(2,104)	(776)	(1,164)	(659)
- Compensation expenses related to acquisition	78	87	323	174
- Merger-related transaction and integration costs	-	19,827	6,954	22,215
- Privatization-related costs	3,108	-	7,359	-
- Impairment of assets held for sale	266	-	266	-
- Land use right amortization expense	128	71	509	71

Non-GAAP operating income	23,073	16,109	58,391	46,395
Non-GAAP operating margin	12.7%	11.3%	8.7%	12.9%

GAAP net income (loss)	7,838	(14,517)	7,837	2,590
GAAP net margin (loss)	4.3%	(10.2)%	1.2%	0.7%

Adjustments:
- Share-based compensation	5,245	5,841	22,858	11,064
- Amortization of acquired intangible assets	2,528	2,295	10,434	6,058
- Write-down of trademarks due to re-branding	-	5,515	-	5,515
- Change in fair value of contingent consideration payable for M&A	(2,104)	(776)	(1,164)	(659)
- Compensation expenses related to acquisition	78	87	323	174
- Merger-related transaction and integration costs, net of tax effect	-	17,837	6,039	20,225
- Privatization-related costs	3,108	-	7,359	-
- Gain on disposal of variable interest entity	-	-	(305)	-
- Impairment of assets held for sale	266	-	266
- Land use right amortization expense	128	71	509	71

Non-GAAP net income	17,087	16,353	54,156	45,038
Non-GAAP net margin	9.4%	11.5%	8.1%	12.5%

Non-GAAP net income per ADS
Basic	0.21	0.25	0.66	0.95
Diluted	0.20	0.24	0.64	0.91

Weighted average ADS used in calculating Non-GAAP net income per ADS
Basic	81,777,592	66,234,854	81,942,795	47,547,307
Diluted	85,285,218	68,514,064	84,953,046	49,444,160

GAAP net income (loss) per ADS
Basic	0.10	(0.22)	0.10	0.05
Adjustments:
- Share-based compensation	0.07	0.09	0.27	0.23
- Amortization of acquired intangible assets	0.03	0.04	0.13	0.13
- Write-down of trademarks due to re-branding	-	0.08	-	0.12
- Change in fair value of contingent consideration payable for M&A	(0.03)	(0.01)	(0.01)	(0.01)
- Merger-related transaction and integration costs, net of tax effect	-	0.27	0.07	0.43
- Privatization-related costs	0.04	-	0.09	-
- Gain on disposal of variable interest entity	-	-	-	-
- Impairment of assets held for sale	-	-	-	-
- Land use right amortization expense	-	-	0.01	-
Non-GAAP net income per ADS
Basic	0.21	0.25	0.66	0.95

GAAP net income (loss) per ADS
Diluted	0.09	(0.22)	0.09	0.05
Adjustments:
- Share-based compensation	0.06	0.09	0.27	0.22
- Amortization of acquired intangible assets	0.03	0.03	0.12	0.13
- Write-down of trademarks due to re-branding	-	0.08	-	0.11
- Change in fair value of contingent consideration payable for M&A	(0.02)	(0.01)	(0.01)	(0.01)
- Merger-related transaction and integration costs, net of tax effect	-	0.27	0.07	0.41
- Privatization-related costs	0.04	-	0.09	-
- Gain on disposal of variable interest entity	-	-	-	-
- Impairment of assets held for sale	-	-	-
- Land use right amortization expense	-	-	0.01	-
Non-GAAP net income per ADS
Diluted	0.20	0.24	0.64	0.91

Effective on November 9, 2012, the Company adjusted the ratio of its ADSs to common shares that effectively resulted in a 1:1.3622 split for its ADSs. All number of shares and earnings per ADS figures in this announcement give effect to the forgoing ADS to share ratio change.

	Unaudited historical consolidated net revenues of Pactera for the three months ended December 31,2013	Unaudited historical consolidated net revenues of Pactera for the three months ended December 31,2012	Unaudited historical consolidated net revenues of VanceInfo for the period from October 1,2012 to November 8,2012	Unaudited Pro forma consolidated net revenues for the three months ended December 31,2012

Proforma Net Revenue by Service Lines
IT Services	117,679	85,328	20,842	106,170
- CPS	48,010	31,849	4,415	36,264
- ADM	69,669	53,479	16,427	69,906
R&D Services	60,518	54,464	14,447	68,911
BPO	3,333	2,410	1,853	4,263
Total	181,530	142,202	37,142	179,344
		-
Proforma Net Revenue by Industry
High Tech	96,255	80,321	23,919	104,240
BFSI	58,685	39,894	7,541	47,435
Manufacturing	21,928	21,624	5,365	26,989
Others	4,662	363	317	680
Total	181,530	142,202	37,142	179,344

Proforma Net Revenue by Location of Client's Headquarter
United States	68,953	55,361	11,903	67,264
Greater China	73,444	53,848	18,141	71,989
Europe	17,006	10,262	3,459	13,721
Japan	13,040	16,615	1,996	18,611
Asia South	9,087	6,116	1,643	7,759
Total	181,530	142,202	37,142	179,344

Note:

The accompanying unaudited pro forma net revenues for the three months ended December 31, 2012  is prepared based on the assumption that the merger of HiSoft and VanceInfo was consummated on January 1, 2012.  No adjustment has been made to unaudited historical consolidated net revenues to give effect to such pro forma event.  The unaudited pro forma net revenues are being provided for information purposes only as Pactera believes that such data provide meaningful supplemental information for investors to compare the performance of Pactera with the pre-merger HiSoft and VanceInfo for the corresponding periods.  Such data do not purport to represent what the actual consolidated results of operations or the consolidated balance sheet of the combined company would have been had the merger occurred on the dates assumed, nor are they necessarily indicative of the combined company's future consolidated results of operations.

For the pro forma net revenues for the three months ended December 31, 2012, it combined the unaudited historical consolidated net revenues of the former Hisoft and former VanceInfo for the three months ended December 31, 2012.

	Unaudited historical consolidated net revenues of Pactera for the year ended December 31,2013	Unaudited historical consolidated net revenues of Pactera for the year ended December 31,2012	Unaudited historical consolidated net revenues of VanceInfo for the period from January 1,2012 to November 8,2012	Unaudited Pro forma consolidated net revenues for the year ended December 31,2012

Proforma Net Revenue by Service Lines
IT Services	398,915	212,448	154,810	367,258
- CPS	147,859	79,605	38,604	118,209
- ADM	251,056	132,843	116,206	249,049
R&D Services	259,606	144,173	147,617	291,790
BPO	11,498	2,410	11,808	14,218
Total	670,019	359,031	314,235	673,266

Proforma Net Revenue by Industry
High Tech	388,674	194,465	217,048	411,513
BFSI	181,732	102,328	55,264	157,592
Manufacturing	82,634	49,909	34,692	84,601
Others	16,979	12,329	7,231	19,560
Total	670,019	359,031	314,235	673,266

Proforma Net Revenue by Location of Client's Headquarter
United States	263,059	154,969	106,101	261,070
Greater China	259,489	104,222	153,259	257,481
Europe	63,151	24,375	32,353	56,728
Japan	50,727	58,010	14,040	72,050
Asia South	33,593	17,455	8,482	25,937
Total	670,019	359,031	314,235	673,266

Note:

The accompanying unaudited pro forma net revenues for the twelve months ended December 31, 2012  is prepared based on the assumption that the merger of HiSoft and VanceInfo was consummated on January 1, 2012.  No adjustment has been made to unaudited historical consolidated net revenues to give effect to such pro forma event.  The unaudited pro forma net revenues are being provided for information purposes only as Pactera believes that such data provide meaningful supplemental information for investors to compare the performance of Pactera with the pre-merger HiSoft and VanceInfo for the corresponding periods.  Such data do not purport to represent what the actual consolidated results of operations or the consolidated balance sheet of the combined company would have been had the merger occurred on the dates assumed, nor are they necessarily indicative of the combined company's future consolidated results of operations.

For the pro forma net revenues for the twelve months ended December 31, 2012, it combined the unaudited historical consolidated net revenues of the former Hisoft and former VanceInfo for the twelve months ended December 31, 2012.

For further information, please contact:

Tracy Zhou

Investor Relations

Pactera Technology International Ltd.

Tel: +86-10-5987-5138

E-mail: ir@pactera.com